NI FORM 51-102F4 - BUSINESS ACQUSITION REPORT

 Item 1  Identity of Company

 1.1  Name and Address of Company

Kirkland Lake Gold Ltd. (the "Company" or "Kirkland Lake Gold")

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2800

Toronto, Ontario, M5J 2J1

 1.2  Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this business acquisition report (the "Report"):

David Soares

Chief Financial Officer

Telephone: 416-860-7884

 Item 2  Details of Acquisition

 2.1  Nature of Business Acquired

On November 24, 2019, Kirkland Lake Gold entered into an arrangement agreement (the "Arrangement Agreement") with Detour Gold Corporation. ("Detour"), pursuant to which, and subject to the terms and conditions of the Arrangement Agreement, Kirkland agreed to acquire all of the issued and outstanding shares of Detour (the "Detour Shares"), in accordance with a court approved plan of arrangement of Detour under the Canada Business Corporations Act (the "Arrangement").

Pursuant to the terms of the Arrangement, holders of Detour Shares (the "Detour Shareholders") received 0.4343 of a Kirkland Lake Gold common share (each whole share, a "Kirkland Share") for each Detour Share held.

Detour holds a 100% interest in the Detour Lake mine, a long-life, large-scale open pit operation. Detailed information about each of the respective businesses of Kirkland Lake Gold and Detour can be found in the Kirkland Lake Gold information circular dated December 20, 2019 and the Detour circular dated December 20, 2020, filed on the respective SEDAR profiles of both companies at www.sedar.com.

For the purposes of go-forward accounting treatment, Detour is considered the acquired company.

 2.2  Date of Acquisition

January 31, 2020

 2.3  Consideration

Pursuant to the terms of the Arrangement, the Detour Shareholders received 0.4343 of a Kirkland Share for each Detour Share (the "Exchange Ratio") held. The Exchange Ratio represents the equivalent of CAD$23.28 per Detour Share, based on the opening price of the Kirkland Shares on the Toronto Stock Exchange on January 31, 2020.

Each outstanding option of Detour was exchanged for a Kirkland option entitling the holder thereof to such number of Kirkland Shares as were previously subject to such option multiplied by the Exchange Ratio at an exercise price equal to the pre-transaction exercise price divided by the Exchange Ratio for a period of one year from the date of the closing of the Arrangement.  All other material terms of the options remained the same.

In connection with the closing of the Arrangement, Kirkland Lake Gold issued an aggregate of 77,217,130 Kirkland Shares to the former Detour Shareholders. As a result, on the effective date of the Arrangement, Kirkland Lake Gold had 286,635,908 Kirkland Shares issued and outstanding, with former Detour Shareholders holding approximately 27% of such shares, on an undiluted basis. The Detour Shares were delisted from the Toronto Stock Exchange on February 3, 2020.

 2.4  Effect on Financial Position

The expected effect of the acquisition on the Company's financial position is outlined in the unaudited pro forma consolidated financial statements of the Company included with this Report.

The Company does not have any current plans or proposals for material changes in the Company's business affairs or the affairs of the acquired operations which may have a significant effect on the financial performance and financial position of the Company.

Upon completion of the Arrangement, Detour became a wholly owned subsidiary of Kirkland Lake Gold. The business and operations of Detour have been combined with those of Kirkland Lake Gold.

 2.5 Prior Valuations

To the knowledge of Kirkland Lake Gold, there has not been any valuation opinion obtained within the last twelve months by Detour or Kirkland Lake Gold required by securities legislation or a Canadian exchange or market to support the consideration paid by Kirkland Lake Gold in connection with the Arrangement.

 2.6  Parties to Transaction

The Arrangement was not with an "informed person" (as such term is defined in Section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations), associate or affiliate of Kirkland Lake Gold.

 2.7  Date of Report

April 15, 2020

 Item 3  Financial Statements

The following is attached as Schedule "A" to this Report:

The audited consolidated financial statements of Detour for the fiscal years ended December 31, 2019 and 2018 together with the auditor's report thereon and the notes thereto.

In addition, the following is attached as Schedule "B" to this Report:

The unaudited pro forma consolidated financial statements as at and for the year ended December 31, 2019 together with the notes thereto including other information required by Part 8 of NI 51-102, giving effect to the Arrangement:

a. An unaudited pro forma consolidated statement of financial position as at December 31, 2019 combining the audited consolidated statement of financial position of Kirkland Lake Gold as at December 31, 2019 with the audited consolidated statement of financial position of Detour as at December 31, 2019. The unaudited pro forma consolidated statement of financial position gives effect to the Arrangement as if it had closed on December 31, 2019.

b. An unaudited pro forma consolidated statement of operations and comprehensive income for the year ended December 31, 2019 has been created by combining the audited consolidated results of the statement of operations and comprehensive income of Kirkland Lake Gold for the year ended December 31, 2019 with the audited consolidated statement of comprehensive earnings of Detour for the year ended December 31, 2019. The unaudited pro forma consolidated statement of operations and comprehensive income gives effect to the Arrangement as if it had closed on January 1, 2019.

Schedule "A"

DETOUR GOLD CORPORATION

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(EXPRESSED IN MILLIONS OF UNITED STATES DOLLARS, UNLESS OTHERWISE NOTED)

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

INDEPENDENT AUDITORS' REPORT

To the Management and Board of Directors of Kirkland Lake Gold Corporation

Opinion

We have audited the financial statements of Detour Gold Corporation (the Entity), which comprise:

- the statements of financial position as at December 31, 2019 and December 31, 2018
- the statements of comprehensive earnings for the years ended December 31, 2019 and December 31, 2018
- the statements of cash flows for the years ended December 31, 2019 and December 31, 2018
- the statements of changes in equity for the years ended December 31, 2019 and December 31, 2018
- and notes to the financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Entity as at December 31, 2019 and December 31, 2018, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the "***Auditors' Responsibilities for the Audit of the Financial Statements***" section of our auditors' report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG

Other Information

Management is responsible for the other information. Other information comprises:

- Information, other than the financial statements and the auditors' report thereon, included in the Management Discussion and Analysis document.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, and remain alert for other information that appears to be materially misstated.

We obtained the information included in the Management's Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors' report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors' report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity's financial reporting process.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

KPMG

We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

  The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

- Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditors' report is Derek Peters.
Toronto, Canada
February 19, 2020

DETOUR GOLD CORPORATION Statements of Financial Position (Expressed in millions of U.S. dollars)
		December 31	December 31
	Note	2019	2018
ASSETS

Current assets
Cash and cash equivalents		$214.4	$131.9
Receivables and other assets		10.4	17.3
Prepaid expenses and deposits	6	19.8	7.5
Inventories	5	91.9	92.5
Derivative assets	20	1.2	0.8
Total current assets		337.7	250.0

Non-current assets
Long-term inventories	5	16.2	16.1
Long-term deposits	6	1.5	36.8
Right-of-use assets	6(ii)	16.2	-
Property, plant and equipment	6	2,247.9	2,165.1
Total non-current assets		2,281.8	2,218.0
Total assets		$2,619.5	$2,468.0

LIABILITIES

Current liabilities
Trade and other payables	7	$98.8	$54.3
Derivative liabilities	20	17.1	9.4
Lease liabilities - current portion	8(b)	2.5	-
Total current liabilities		118.4	63.7

Non-current liabilities
Long-term debt	8	99.7	248.8
Decommissioning liabilities	9	116.0	31.1
Lease liabilities - non-current portion	8(b)	13.8	-
Deferred tax liability	21	195.5	162.1
Total non-current liabilities		425.0	442.0
Total liabilities		543.4	505.7

EQUITY

Shareholders' equity
Issued capital	10	2,347.8	2,313.8
Accumulated deficit		(352.7)	(442.9)
Share-based payment reserve		81.0	91.4
Total shareholders' equity		2,076.1	1,962.3
Total liabilities and equity		$2,619.5	$2,468.0

Commitments and contingencies (notes 8 and 17)

Subsequent event (note 22)

The accompanying notes are an integral part of these financial statements.

DETOUR GOLD CORPORATION Statements of Comprehensive Earnings (Loss) (Expressed in millions of U.S. dollars, except per share amounts)
		Year ended December 31
	Note	2019	2018
Revenues
Metal sales		$842.3	$776.0

Cost of sales
Production costs		455.2	457.7
Depreciation and depletion		180.3	172.6
Earnings from mine operations		206.8	145.7

Corporate administration	13	34.5	37.0
Exploration and evaluation	14	3.9	5.7
Loss on disposal of assets		1.6	0.4
Impairment of long-term deposits	6	20.3	-
Earnings before finance items and taxes		146.5	102.6

Net finance cost	15	22.9	27.8
Earnings before taxes		123.6	74.8

Income and mining tax expense	21	33.4	75.8
Net earnings (loss) and comprehensive earnings (loss)		$90.2	$(1.0)

Earnings (loss) per share	11
Basic		$0.51	$(0.01)
Diluted		$0.51	$(0.01)

The accompanying notes are an integral part of these financial statements.

DETOUR GOLD CORPORATION Statements of Cash Flows (Expressed in millions of U.S. dollars)
		Year ended December 31
	Note	2019	2018
Operating activities
Net earnings (loss)		$90.2	$(1.0)
Adjustments for:
Depreciation and depletion		181.2	172.6
Impairment of long-term deposits	6	20.3	-
Loss on disposal of assets		1.0	0.4
Share-based payments	12	12.4	12.3
Share units settled in cash	12(b)	(4.4)	(15.2)
Net finance cost	15	18.1	30.0
Income and mining tax expense	21	33.4	75.8
		352.2	274.9
Changes in non-cash working capital items:
Receivable and other assets and prepaid expenses		13.1	(15.9)
Accounts payable and accrued liabilities		35.9	(6.9)
Inventories		(2.2)	5.8
Net cash generated by operating activities		399.0	257.9

Investing activities
Purchase of property, plant and equipment		(177.0)	(228.8)
Other proceeds		1.1	0.8
Interest received		3.8	2.3
Net cash used in investing activities		(172.1)	(225.7)

Financing activities
Net credit facility borrowings (repayments)	8	(150.0)	(20.0)
Payment of lease liabilities		(2.2)	-
Financing fees and transaction costs	8	(0.7)	(0.4)
Issuance of common shares on exercise of options	10	23.1	3.8
Interest paid		(13.0)	(12.0)
Net cash used in financing activities		(142.8)	(28.6)

Effect of exchange rates on cash and cash equivalents		(1.6)	(5.8)
Increase (decrease) in cash and cash equivalents		82.5	(2.2)
Cash and cash equivalents, beginning of year		131.9	134.1
Cash and cash equivalents, end of year		$214.4	$131.9

The accompanying notes are an integral part of these financial statements.

DETOUR GOLD CORPORATION Statements of Changes in Equity (Expressed in millions of U.S. dollars
		Year ended December 31
	Note	2019	2018
Issued capital
Balance, beginning of year		$2,313.8	$2,308.5
Issued on exercise of options		34.0	5.3
Balance, end of year	10	2,347.8	2,313.8

Accumulated deficit
Balance, beginning of year		(442.9)	(441.9)
Net earnings (loss) for the year		90.2	(1.0)
Balance, end of year		(352.7)	(442.9)

Share-based payment reserve
Balance, beginning of year		91.4	90.5
Share-based payments expense	12	0.5	2.4
Exercise of options		(10.9)	(1.5)
Balance, end of year		81.0	91.4

Total shareholders' equity		$2,076.1	$1,962.3

The accompanying notes are an integral part of these financial statements.

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

1. CORPORATE INFORMATION

Detour Gold Corporation ("Detour Gold" or the "Company") is a company domiciled in Canada and was incorporated on July 19, 2006 under the Canada Business Corporations Act. The Company's registered and head office is located at Commerce Court West, 199 Bay Street, Suite 4100, Toronto, Ontario, M5L 1E2.

The Company is a Canadian gold producer engaged in the acquisition, exploration, development and operation of mineral property interests. The Company's primary asset is its wholly-owned Detour Lake mine located in northeastern Ontario. In December 2019, the Company's subsidiary, Western China Mining Corporation, was dissolved.

2. BASIS OF PREPARATION

(a) Statement of compliance

These financial statements (the "financial statements") have been prepared in accordance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and IFRS Interpretations Committee.

These financial statements were authorized for issuance by the Board of Directors of the Company on February 19, 2020.

(b) Basis of presentation

These financial statements have been prepared on the historical cost basis, except for financial instruments, which are recorded at fair value, as disclosed in note 19 (d).

(c) Functional and presentation currency

These financial statements are presented in millions of U.S. dollars, which is the Company's functional currency.  The Company does not have any foreign operations.  Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing on the financial position reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. References to Cdn$ are to millions of Canadian dollars except for per share amounts.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all years presented.

(a) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments which have maturity dates of three months or less at the date of purchase and are readily convertible to known amounts of cash. Cash equivalents consist of Canadian federal and provincial investments and certificates of deposit or cash deposits at select Canadian chartered banks.

(b) Production inventories

Ore stockpile, in-circuit and finished metal inventory are measured at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all expenditures directly attributable to mineral extraction and processing and an allocation of fixed and variable production overheads, including depreciation, that are incurred in extracting and processing ore. Net realizable value is determined with reference to relevant market prices, less estimated costs of completion (including royalties payable).

Ore stockpile inventory is segregated between current and non-current based on its expected processing date. In-circuit inventory represents material that is in the process of being converted into a saleable form. Finished metal inventory represents gold doré and gold bullion.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value.

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

(c) Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges. The cost of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated decommissioning and restoration costs associated with the asset.

Exploration and evaluation costs are expensed until the project is established as commercially viable and technically feasible. Once a mining project has been established as commercially viable and technically feasible, expenditures other than those on land, buildings, plant and equipment are capitalized under "Mining properties".

Costs associated with commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized under "Capital work-in-progress".  Development costs incurred after the commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit.  Interest on borrowings related to construction or development projects is capitalized until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete.

Land

On initial acquisition, freehold land is valued at cost and is not depreciated in subsequent periods.

Mining properties

Capitalized mine development expenditures are, upon commencement of production, amortized using a unit of production method based on the estimated Proven and Probable reserves to which they relate.

Plant and equipment

On initial acquisition, equipment is measured at cost. In subsequent periods, equipment is stated at cost less accumulated depreciation and any impairment charges. Depreciation is provided so as to write off the costs, less estimated residual values of equipment using the straight line method over their remaining useful lives, or the remaining life of the mine if shorter:

Mobile mining fleet	2 to 15 years
Vehicles, machinery and equipment	5 years to life of mine
Computer equipment and software	3 to 10 years
Furniture and fixtures	5 years
Leasehold improvements	5 years

Depreciation methods, useful lives, and residual values are revised on each reporting date and adjusted if appropriate.

Plant and related mine facilities and infrastructure are depreciated using a unit-of-production basis over the Proven and Probable reserves of the mine.

When significant parts of an asset have different useful lives, depreciation is calculated on each separate component.  Each asset or component's estimated useful life has due regard to both its own physical life limitations and the present assessment of Proven and Probable reserves of the Detour Lake mine at which the component is located.  Estimates of remaining useful lives and residual values are reviewed at least annually.  Changes in estimates are accounted for prospectively.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs.  Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced is derecognized.  Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that the future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized.  All other costs are expensed as incurred.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the statements of comprehensive earnings (loss).

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

Capital work-in-progress

Assets in the course of construction are capitalized in the Capital work-in-progress account.  On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment.  Costs to bring an asset to the location and condition necessary for it to be capable of operating in the manner intended by management are capitalized.

(d) Deferred stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically.  The process of removing overburden and waste materials is referred to as stripping.  Prior to the commencement of commercial production, stripping costs are capitalized as part of the investment in construction of the mine and amortized using a unit-of-production basis over the Proven and Probable reserves of the mine.

Stripping costs incurred during the production phase which provide probable future economic benefits, provide identifiable improved access to the ore body, and which can be measured reliably are capitalized to mining properties. Capitalized costs are amortized using a unit-of-production basis over the Proven and Probable reserves to which they relate.

(e) Exploration and evaluation expenditures

Exploration and evaluation expenditures relate to costs incurred on the exploration and evaluation of potential mineral reserves and resources and include costs such as exploratory drilling and sample testing and the costs of economic studies.  Exploration and evaluation expenditures for each area of interest, other than those acquired, are expensed in the year in which they are incurred.

Acquired exploration and evaluation assets are recognized as assets at their cost of acquisition, or at fair value if purchased as part of a business combination. Capitalized exploration and evaluation costs are considered to be tangible assets.  These assets are not amortized until they are available for use.

An impairment assessment of exploration and evaluation assets is performed, either individually or at the cash-generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided against, in the financial year in which this is determined.  Exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions below is met:

• such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale; or

• exploration and evaluation activities in the area of interest have not yet reached a stage that permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing or planned for the future.

Capitalized exploration and evaluation expenditures are transferred to Mining properties or Capital work-in-progress within property and equipment once the work completed to date supports the future development of the property and such development receives Board of Directors approval. When a decision is taken that a mining project is commercially viable, normally when the project has reached the feasibility stage, all further costs directly attributable to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management are capitalized.

(f) Impairment of non-financial assets

Impairment testing compares the carrying values of the cash-generating units being tested with their recoverable amounts (recoverable amounts being the greater of the cash-generating units' value in use or their fair values less costs of disposal). Impairment charges are immediately recognized in profit or loss to the extent the cash-generating units carrying values exceed their recoverable amounts. Should the recoverable amounts for previously impaired cash-generating units subsequently increase, the impairment charges previously recognized may be reversed in profit or loss to the extent the reversal is not a result of accretion and that the resulting carrying value does not exceed the carrying value that would have been the result if no impairment charges had been previously recognized.

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

Property, plant and equipment is assessed for indications of impairment at the end of each reporting period or when events and changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the asset or cash generating unit is estimated in order to determine the extent of the impairment, if any.

The best evidence of fair value less costs of disposal is the value obtained from an active market or binding sales agreement. Where neither exists, fair value less costs of disposal is estimated at the discounted future after-tax cash flows expected to be derived from the cash generating unit, less an amount for costs of disposal. When discounting estimated future cash flows, an after-tax discount rate that would approximate what market participants would assign is used.

(g) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  A change in estimate of a recognized provision or liability would result in a charge or credit to profit or loss in the period in which the change occurs, with the exception of decommissioning and restoration costs as described below.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money.  Where discounting is used, the increase in the provision due to the passage of time referred to as accretion is recognized within net finance cost.

Decommissioning and restoration provisions

The Company has provisions for decommissioning and restoration costs which include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas.  Decommissioning and restoration costs are a normal consequence of mining and the majority of decommissioning and restoration expenditures are incurred at the end of the life of mine.  Although the ultimate cost to be incurred is uncertain, the Company estimates the respective costs based on engineering studies using current restoration standards and techniques.

Estimated decommissioning and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs of the closure plan.

Provisions for decommissioning and restoration costs do not include any additional obligations which are expected to arise from future disturbance.

Each period the Company reviews cost estimates and other assumptions used in the valuation of the obligation to reflect events, changes in circumstances and new information available. The principal factors that can cause expected cash flow to change are: changes in laws and regulations governing the protection of the environment, construction of new facilities, changes in estimated lives of operations, changes in the life-of-mine plan, and changing ore characteristics that impact required environmental protection measures. Monetary foreign currency-denominated obligations are translated at the exchange rates at the end of the reporting period.

The initial closure provision together with other movements in the provisions for decommissioning and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalized within property and equipment.  These costs are then depreciated over the lives of the assets to which they relate.

The accretion applied in establishing the net present value of provisions is charged to profit or loss in each accounting period and recorded as a financing cost.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the estimated outstanding continuous rehabilitation work at each reporting date and the cost is charged to profit or loss.

(h) Metal sales

Metal sales include sales of refined gold and silver.  Revenue is recognized at a point of time when the performance obligation is satisfied as follows: the Company has a present right to payment for the metal, the customer has legal title to the metal, the Company has transferred physical possession of the metal, the customer has the significant risks and rewards of ownership of the metal, and the customer has accepted the metal. These conditions are generally met when the customer has received the goods physically, typically on settlement date.  Payment is due and generally received on settlement date.

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

(i) Share-based payments

The Company maintains a Share option plan, Restricted share unit ("RSU") and Performance-based restricted share unit ("PSU") plan for certain employees and officers, as well as a Deferred share unit ("DSU") plan for non-executive directors of the Company.

Share option plan (equity settled)

Share options are granted to employees and, prior to 2018, directors of the Company. Share options are measured at their fair value on grant date. Fair value is determined using the Black-Scholes option pricing model, which relies on estimates of the risk-free interest rate, expected share price volatility (which is measured as the annualized standard deviation of stock price returns, based on historical movements of the Company's share price), future dividend payments, and the expected average life of the options. The fair value determined at grant date is recognized over the vesting period in the statement of comprehensive earnings (loss) in accordance with vesting terms and conditions (known as the graded vesting method), with a corresponding increase to share-based payment reserve. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service conditions at the vesting date.

Restricted share units

RSUs are granted to employees of the Company. Each RSU has the same value as one Detour Gold common share and are expected to be settled in cash but have the option to be settled in shares upon the approval of the Board.

A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value at each reporting date until settlement. The liability is recognized on a graded vesting basis over the vesting period, with a corresponding charge in the statement of comprehensive earnings (loss).

Performance-based restricted share units

PSUs are granted to employees of the Company. PSUs are granted under the Company's RSU plan and are expected to be settled in cash.  The number of units to be issued on the vesting date will vary from 0% to 200% of the number of PSUs granted, depending on the Company's total shareholder return compared to the return of its selected peer group ("performance factor"). Vesting, and therefore the liability, is based on the achievement of performance goals and the target settlement ranges from 0% to 200% of the original grant of units.

The fair value of a PSU reflects the value of a Detour Gold common share and the number of units issued is dependent upon the Company's relative performance against a group of peer companies.

The initial fair value of the liability is calculated as of the grant date and is recognized within the statement of comprehensive earnings (loss) over the vesting period in accordance with the vesting terms and conditions. Subsequently, at each reporting date and on settlement, the liability is remeasured with any changes in fair value recorded in the statement of comprehensive earnings (loss).

Deferred share units

DSUs are granted to non-executive directors and must be retained until the director leaves the Company's Board of Directors, at which time the cash value of the DSUs are paid out. Each DSU has the same value as one Detour Gold common share.

DSUs are measured on the grant date at fair value and recognized as an obligation. The obligation is re-measured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the statement of comprehensive earnings (loss).

(j) Income and mining taxes

Income tax on the profit or loss for the years presented is comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.  Deferred taxes provide for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting or taxable profit, and differences relating to investments in subsidiaries to the extent the reversal of the temporary difference can be controlled, and it is probable it will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement, which has been enacted or substantively enacted at the financial position reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Deferred tax assets include federal and provincial investment tax credits received during the construction of the Company's mine which are considered similar to tax loss carry-forwards.

Ontario mining tax is imposed on earnings (loss) from the extraction of mineral substances produced and sold by operators of Ontario mines. Such taxes are based on a percentage of mining profits.

(k) Contingent liabilities

Contingent liabilities are possible obligations whose existence will only be confirmed by future events not wholly within the control of the Company. Contingent liabilities are recognized in the financial statements unless the possibility of an outflow of economic resources is considered remote, in which case they are disclosed in the notes to the financial statements.

(l) Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year.  Diluted earnings (loss) per share is calculated using the treasury stock method and the if-converted method, as applicable. The treasury stock method assumes that outstanding share options with an average market price that exceeds the average exercise prices of the options for the year are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common share for the year. The if-converted method assumes that all convertible notes have been converted in determining fully diluted earnings (loss) per share if they are in-the-money, except where such conversion would be anti-dilutive.

(m) Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument.

Classification

Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss ("FVTPL"), amortized cost, or fair value through other comprehensive income ("FVOCI"). The Company determines the classification of its financial assets at initial recognition.

i. Financial assets recorded at FVTPL

Financial assets not classified as measured at amortized cost or FVOCI are measured at FVTPL per IFRS 9. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Gains or losses on these items are recognized in net finance income (cost).

ii. Amortized cost

Financial assets are classified as measured at amortized cost if both of the following criteria are met and the financial assets are not designated as at FVTPL: 1) the object of the Company's business model for these financial assets is to collect their contractual cash flows; and 2) the asset's contractual cash flows represent solely payments of principal and interest.

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

The Company's other receivables are recorded at amortized cost. A provision is recorded when the estimated recoverable amount of the financial asset is lower than the carrying amount.

The Company's cash and cash equivalents are classified as financial assets measured at amortized cost.

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Company determines the classification of its financial liabilities at initial recognition.

i. Amortized cost

Financial liabilities are classified as measured at amortized cost unless they fall into one of the following categories: financial liabilities at FVTPL, financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition, financial guarantee contracts, commitments to provide a loan at a below-market interest rate, or contingent consideration recognized by an acquirer in a business combination.

The Company's trade payables, interest payable, and credit facility do not fall into any of the exemptions and are therefore classified as measured at amortized cost.

ii. Financial liabilities recorded as FVTPL

Financial liabilities are classified as FVTPL if they fall into one of the five exemptions detailed above. The Company's derivatives are classified as FVTPL. Derivative instruments, including embedded derivatives, are recorded at their fair value on the date the derivative contract is entered into and transaction costs are expensed as incurred. The Company has not offset derivative assets and derivative liabilities.

Transaction costs

Transaction costs associated with financial instruments, carried at FVTPL, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

Subsequent measurement

Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net finance income (cost). Instruments classified as amortized cost are measured at amortized cost using the effective interest rate method. Instruments classified as FVOCI are measured at fair value with realized and unrealized gains and losses recognized in other comprehensive income.

Derecognition

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in net finance income (cost).

Expected credit loss impairment model

IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial application. The adoption of the expected credit loss impairment model had no impact on the Company's financial statements.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.  The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full or when the financial asset is more than 90 days past due.

The carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

Derivative financial instruments

Derivative instruments, including embedded derivatives, are recorded at their fair value on the date the derivative contract is entered into and transaction costs are expensed as incurred. The Company has not offset derivative assets and derivative liabilities.

(n) Impairment of financial assets

At each reporting date, financial assets are assessed for impairment.

Financial assets carried at amortized cost

If there is objective evidence that an impairment of loans and receivables and held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, excluding future credit losses that have not been incurred, discounted at the effective interest rate computed at initial recognition.  The carrying amount of the asset is reduced and the amount of the loss is recognized in profit or loss.  Objective evidence of impairment of loans and receivables exists if the counterparty is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counterparty that would not normally be granted, or it is probable that the counterparty will enter into bankruptcy or a financial reorganization.

If, in a subsequent period, the amount of the impairment decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed.  Any subsequent reversal of an impairment loss is recognized in profit or loss, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

(o) Share capital

Common shares are classified as equity.  Costs directly attributable to the issue of new shares or share options are shown in equity as a deduction, net of tax, from the gross proceeds.

(p) Changes in accounting policy and disclosures

New and amended standards adopted by the Company

The following accounting standards were effective and implemented as of January 1, 2019.

IFRS 16 - Leases

The Company has adopted IFRS 16 using the modified retrospective approach with an initial application date of January 1, 2019. The modified retrospective approach does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to asset and liability accounts and applies the standard prospectively.

On adoption of IFRS 16, the Company has recognized lease liabilities in relation to all lease arrangements measured at the present value of the remaining lease payments. The associated right-of-use assets were measured at the amount equal to the lease liability on January 1, 2019, adjusted by the amount of any prepaid or accrued lease payments relating to that lease.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset ("ROU") and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

The Company has elected to apply the exemptions not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

The impacts of the adoption of IFRS 16 as at January 1, 2019 are as follows:

The Company has recognized lease liabilities in relation to all lease arrangements measured at the present value of the remaining lease payments from commitments disclosed as at December 31, 2019 at the weighted average incremental borrowing rate of 3.5%.

Prior to the adoption of IFRS 16, the Company accounted for its operating leases in accordance with IAS 17 Leases. During this period, operating lease payments were recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives were recognized as an integral part of the total lease expense, over the term of the lease. Contingent lease payments were accounted for in the period in which they were incurred.

IFRIC 23 - Uncertainty over Tax Treatments

The Company has adopted IFRIC 23 Uncertainty over Income Tax Treatments with an initial application date of January 1, 2019. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Company assessed the implication of IFRIC 23 on current and deferred taxes and concluded that there was no impact on the financial statements; the Company was already in compliance with the guidance in IFRIC 23.

4. CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, actual outcomes can differ materially from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying valued amounts include, but are not limited to:

(a) Critical judgments in the application of accounting policies

Impairment of assets

Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment in a particular period.

The Company assesses its cash-generating unit at each financial reporting period date to determine whether any indication of impairment exists.  Where an indicator of impairment exists, an estimate of the cash generating unit's recoverable amount is made, which is the higher of the fair value less costs of disposal and value in use.  The determination of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, exploration potential and future operating performance.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties.

Fair value for a mining property is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans, using assumptions that an independent market participant would take into account.  Cash flows are discounted to determine the net present value.

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

As at December 31, 2019 and December 31, 2018, no impairment triggering events were identified.

(b) Critical accounting estimates

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities for the year ended December 31, 2019 are as follows:

Mineral reserves and resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects requirements. The estimation of mineral reserves and resources requires judgment to interpret available geological data then select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates, among other things. There are numerous uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in mineral reserves being revised.

Changes in the Proven and Probable reserves or Measured, Indicated and Inferred mineral resources estimates may impact the carrying value of property, plant and equipment, the calculation of depletion and depreciation expense, the capitalization of production phase stripping costs, decommissioning and site restoration provision and recognition of deferred tax amounts.

Production inventories

The allocation of costs to inventories and the determination of net realizable value involve the use of estimates. There is significant judgment used in estimating future costs, future production levels, contained gold ounces, gold recovery levels and market prices, among other things. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

As at December 31, 2019, production inventories balance included ore stockpiles of $39.1 million (2018 - $25.5 million), in-circuit of $22.6 million (2018 - $24.0 million) and finished metal of $1.2 million (2018 - $20.4 million).

Provisions for decommissioning and site restoration

Provisions are made for environmental remediation costs when the related environmental disturbance occurs, based on the net present value of estimated future costs.

The Company assesses its provisions for decommissioning and site restoration using information available as at each reporting date. Significant estimates and assumptions are made in determining the provisions for decommissioning and site restoration, as there are numerous factors that will affect the ultimate cost of reclamation.  These factors include estimates of the extent and costs of rehabilitation activities, the expected timing, technological changes, regulatory changes, cost increases and changes in discount rates, among other things.  Those uncertainties may result in actual future expenditures differing from the amounts currently provided.  The provision at the reporting date represents management's best estimate of the present value of the future decommissioning and site restoration costs required.  Changes to estimated future costs are recognized in the statements of financial position by adjusting the rehabilitation asset and liability.

As at December 31, 2019, decommissioning and restoration provision was $116.0 million (2018 - $31.1 million).

Recovery of deferred tax assets

The Company has carry-forward losses and other tax attributes that have the potential to reduce tax payments in future years.

Judgment is required in determining whether deferred tax assets are recognized in the financial statements. Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and tax losses to the extent it is probable that future taxable profits will be available against which they can be utilized.  The carrying values of the deferred tax assets are reviewed at each balance sheet date and may be reduced if it is no longer probable that sufficient taxable profits will be available to benefit from all or part of the assets. Deferred tax assets include federal and provincial investment tax credits received during the construction of the Company's mine which are considered similar to tax loss carry-forwards.

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws. To the extent that future taxable income differs significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded in the statements of financial position could be impacted. Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.  As at December 31, 2019, the Company has recognized $118.8 million of deferred tax assets (2018 - $95.2 million) to offset against $314.3 million of deferred tax liabilities (2018 - $257.3 million), mainly in relation to the foreign exchange translation impact on non-monetary assets and utilization of discretionary deductions. Refer to note 21 for significant components of the Company's deferred tax assets and liabilities.

In the normal course of operations, the Company is subject to tax audits by various levels of government in jurisdictions in which it operates.

Contingencies

The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model.  The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values.  The judgments include considerations of inputs such as liquidity risk, credit risk and volatility.  Changes in assumptions about these factors could affect the reported fair value of financial instruments.

When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

- Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

- Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Refer to note 19 (d) for values of the Company's outstanding financial instruments as at December 31, 2019 and 2018.

5. INVENTORIES

	December 31	December 31
	2019	2018
Ore stockpiles	$39.1	$25.5
In-circuit	22.6	24.0
Finished metal	1.2	20.4
Materials and supplies	45.2	38.7
	108.1	108.6
Less: Long-term ore stockpiles	(7.8)	(7.7)
Less: Long-term materials and supplies	(8.4)	(8.4)
Inventories	$91.9	$92.5

The amount of depreciation included in inventories at December 31, 2019 was $16.0 million (December 31, 2018 - $18.6 million).

Long-term ore stockpiles represent ore that is expected to be processed beyond the next 12 months. Long-term materials and supplies represent materials and supplies that are expected to be used beyond the next 12 months.

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

6. PROPERTY, PLANT AND EQUIPMENT, LONG-TERM DEPOSITS, AND RIGHT-OF-USE-ASSETS

	Land	Mining properties (i)	Plant & equipment	Capital work-in-progress	Sub-total	ROU assets-facilities and vehicles (ii)	Total
Cost
As at January 1, 2018	$1.4	$262.7	$2,438.4	$32.4	$2,734.9	$-	$2,734.9
Additions	-	59.7	101.0	70.1	230.8	-	230.8
Disposals	-	-	(42.0)	-	(42.0)	-	(42.0)
Transfers in (out)	-	-	53.5	(53.5)	-	-	-
Decommissioning and restoration	-	-	(3.8)	-	(3.8)	-	(3.8)
As at December 31, 2018	1.4	322.4	2,547.1	49.0	2,919.9	-	2,919.9
Additions	-	46.3	27.4	111.1	184.8	18.3	203.1
Disposals	-	-	(31.1)	-	(31.1)	-	(31.1)
Transfers in (out)	-	-	89.3	(89.3)	-	-	-
Decommissioning and restoration	-	85.1	-	-	85.1	-	85.1
As at December 31, 2019	$1.4	$453.8	$2,632.7	$70.8	$3,158.7	$18.3	$3,177.0

Accumulated depreciation
As at January 1, 2018	$-	$20.0	$592.3	$-	$612.3	$-	$612.3
Depreciation	-	7.9	176.1	-	184.0	-	184.0
Disposals	-	-	(41.5)	-	(41.5)	-	(41.5)
As at December 31, 2018	-	$27.9	$726.9	-	754.80	-	$754.8
Depreciation	-	12.4	172.6	-	185.0	2.1	187.1
Disposals	-	-	(29.0)	-	(29.0)	-	(29.0)
As at December 31, 2019	$-	$40.3	$870.5	$-	$910.8	$2.1	$912.9

Net book value
As at December 31, 2018	$1.4	$294.5	$1,820.2	$49.0	$2,165.1	$-	$2,165.1
As at December 31, 2019	$1.4	$413.5	$1,762.2	$70.8	$2,247.9	$16.2	$2,264.1

i. The Company incurred deferred stripping costs of $46.3 million for the year ended December 31, 2019 (year ended December 31, 2018 - $59.7 million), which are included in mining properties.

ii. At December 31, 2019, the Company's ROU assets relating to producing facilities, a drill and vehicles had a net book value of $15.9 million. The Company's ROU assets relating to other facilities had a net book value of $0.3 million. See Note 3 for impact of the IFRS 16 adoption at January 1, 2019

Impairment of long-term deposits

The Company's long-term deposits balance largely represented estimated down payments on significant components of mobile equipment with such amounts being transferred to property, plant and equipment when the components have been fully paid and the related equipment is available for use. During September 2019, the Company completed a review of the estimated recoverable value of the down payments and recorded an impairment expense of $20.3 million to reduce their carrying value to their recoverable value at September 30, 2019. This amount was recognized as Impairment of long-term deposits in the statements of comprehensive earnings (loss). Of the long-term deposits balance deemed recoverable, $11.9 million is in Prepaid expenses and deposits.

For the year ended December 31, 2019, the long-term deposit balance was $1.5 million (December 31, 2018 - $36.8 million) on the statements of financial position.

7. TRADE AND OTHER PAYABLES

		December 31	December 31
	Note	2019	2018
Trade payables		$54.2	$18.7
Accruals		33.0	29.9
Cash settled share-based payments	12	11.0	3.5
Interest payable		0.6	2.2
Trade and other payables		$98.8	$54.3

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

8. LONG-TERM DEBT

	December 31	December 31
	2019	2018
Term loan	$-	$199.5
Revolving credit facility	99.7	49.3
Long-term debt	$99.7	$248.8

Contractual undiscounted debt and lease repayments

	2020	2021	2022	Thereafter
Repayment of revolving credit facility	$-	$-	$-	$100.0
Interest on the credit facility	5.5	5.5	5.5	4.0
Lease payments	3.1	2.9	2.9	8.9
Total	$8.6	$8.4	$8.4	$112.9

(a) Credit Facility

In September 2019, the Company executed a third amendment and restatement of the Senior Secured Credit Facility (the "Amended Credit Facility") with its existing syndicate lenders, resulting in a new $400 million senior secured Revolving Credit Facility ("Revolver"), with an accordion option allowing the Company to increase the size of the facility, subject to customary terms and conditions, by another $100 million. The Company paid $0.7 million in transaction fees in the period. The $200 million Term Loan balance was refinanced as a $200 million drawn Revolver as part of the Amended Credit Facility. The Company's Amended Credit Facility matures on September 25, 2023.

Depending on the Company's leverage ratio, the Amended Credit Facility bears an interest rate of Libor plus 2.000% to 3.125% on drawn amounts and 0.45% to 0.70% on undrawn amounts, as detailed in the agreement governing the Amended Credit Facility.

In November 2019, the Company rescinded $21.8 million (Cdn$28.3 million) of letters of credit. As at December 31, 2019, the Company has issued $8.4 million (Cdn$10.9 million) (December 31, 2018 - $28.7 million (Cdn$39.1million)) of letters of credit under the Revolver. The Company had $291.6 million of undrawn liquidity on the Revolver as at December 31, 2019 (December 31, 2018 - $221.3 million). Refer to Note 17(c) for a discussion of the mine site closure surety bond and letter of credit obligation.

The Amended Credit Facility is secured against all assets of the Company and contains covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include: (a) a minimum interest coverage ratio of 3.0:1.0; and (b) a maximum leverage ratio of 3.5:1.0, each as defined in the Amended Credit Facility agreement. The Company is in compliance with all covenants as at December 31, 2019.

The changes in obligations related to the Credit Facility are summarized below:

	Term Loan	Revolver	Total Credit Facility
Balance, January 1, 2018	$199.3	$68.4	$267.7
Principal repayments	-	(20.0)	(20.0)
Accretion	0.2	1.1	1.3
Extension adjustment	-	(0.2)	(0.2)
Balance, December 31, 2018	$199.5	$49.3	$248.8
Principal repayments	-	(150.0)	(150.0)
Capitalized transaction fee	-	(0.5)	(0.5)
Accretion	0.5	0.9	1.4
Refinanced as Amended Credit Facility	(200.0)	200.0	-
Balance, December 31, 2019	$-	$99.7	$99.7

The Company recorded interest expense of $11.3 million (2018 - $12.6 million) and paid interest of $13.0 million (2018 - $12.0 million) on the Credit Facility for the year ended December 31, 2019.

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

(b) Lease Liabilities

Balance, January 1, 2019 (Note 3)	$12.2
Additions	6.0
Interest expense	0.3
Lease payments	(2.2)
Balance, December 31, 2019	16.3
Less: current portion	(2.5)
Balance, December 31, 2019 - non-current portion	$13.8

The Company's recognized lease liabilities relate to its head office facilities, consumable-producing facilities, a drill, and vehicles. The head office lease contains variable payments that are expected to amount to $0.4 million over the remaining term. There are no extension or termination options related to these leases, nor are there residual value guarantees. The Company incurred $2.3 million and $0.2 million expenses relating to short-term leases and leases of low-value items, respectively.

9. DECOMISSIONING LIABILITIES

Decommissioning and restoration provisions represent the estimated costs, which have been adjusted to reflect risk, required to provide adequate restoration and rehabilitation upon the completion of mining activities. The Company measures decommissioning and restoration costs at its best estimate of amounts to be incurred, which is based on the net present value of future cash expenditures upon reclamation and closure. Decommissioning and restoration costs are capitalized into property and equipment depending on the nature of the asset related to the obligation and are amortized over the life of the related asset.

In June 2019, the Company submitted a second amendment of the closure plan for its Detour Lake mine to the Ontario Ministry of Energy, Northern Development and Mines ("MENDM"). During Q3 2019, the Company received comments from MENDM and adjusted the closure plan to reflect these comments. The revisions of the closure plan, which included consultation with Indigenous communities, cover new rehabilitation and water treatment programs for the Detour Lake mine site and post closure monitoring costs. As a result, the Company recorded a net increase to our decommissioning obligations of $80.1 million. This also resulted in an increase to the recorded asset retirement cost of $80.1 million, including progressive reclamation. Refer to Note 21 for the tax implications of these events. The amended closure plan was accepted by the MENDM in November 2019.

Provisions of $116.0 million (December 31, 2018 - $35.0 million) for decommissioning and restoration cost obligations have been recorded. Estimated costs have been discounted to their present value at a rate of 0.32% (December 31, 2018 - 0.75%), which is the Bank of Canada long-term real government bond rate at December 31, 2019. In 2019, the Company revised its decommissioning liability model to include estimated future costs to execute the mine closure plan as approved by the MENDM. The Company also incurred reclamation activity expenses in this period.

Decommissioning and restoration
Balance, January 1, 2018	$35.0
Accretion	0.2
Revisions to expected cash flows	(1.3)
Foreign exchange movement	(2.8)
Balance, December 31, 2018	31.1
Accretion	0.2
Revisions to discount rate	1.7
Foreign exchange movement	2.9
Reclamation activities	(0.5)
Additions, changes in estimates	80.6
Balance, December 31, 2019	$116.0

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

10. ISSUED CAPITAL

Authorized share capital of the Company is comprised of an unlimited number of voting and participating common shares, without par value.  All issued shares are fully paid.

	Note	Millions of shares	Amount
Balance, January 1, 2018		174.9	$2,308.5
Shares issued under the share option plan	12(a)	0.5	5.3
Balance, December 31, 2018		175.4	2,313.8
Shares issued under the share option plan	12(a)	2.3	34.0
Balance, December 31, 2019		177.7	$2,347.8

11. BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

	Year ended December 31
Number of shares in millions	2019	2018

Net earnings (loss) for the year	$90.2	$(1.0)

Weighted average basic number of shares outstanding	176.6	175.1
Weighted average shares dilution adjustments:
Share options	0.1	0.1
Weighted average diluted number of shares outstanding	176.7	175.2

Earnings (loss) per share
Basic	$0.51	$(0.01)
Diluted	$0.51	$(0.01)

Excluded from the computation of diluted earnings (loss) per share is 0.4 million share options (2018 - 2.2 million) as the exercise price of these share options exceeded the weighted average market price of the Company's common shares.

12. SHARE-BASED PAYMENTS

The share-based payments recognized in these financial statements are as follows:

	Equity-settled plans	Cash settled plans
	Share option plan (a)	DSU plan (b)	RSU plan (b)	PSU plan (b)	Total
Production costs	$-	$-	$2.9	$0.2	$3.1
Corporate administration	0.5	5.1	2.6	1.1	9.3
Year ended December 31, 2019	$0.5	$5.1	$5.5	$1.3	$12.4

Production costs	0.7	-	2.3	0.1	$3.1
Corporate administration	1.7	0.7	4.9	1.9	9.2
Year ended December 31, 2018	$2.4	$0.7	$7.2	$2.0	$12.3

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

(a) Share option plan

The Company's Share Option Plan was amended and restated on March 18, 2019 and May 2, 2019 and approved by Detour Gold's shareholders on June 5, 2019. These share options are settled in the Company's shares. Movements in the share options are summarized below:

	Number of options (millions)	Weighted average exercise price (i)	Weighted average exercise price (Cdn$)
Balance, January 1, 2018	4.2	$13.45	$16.92
Granted	0.3	8.91	12.12
Exercised	(0.5)	6.94	9.44
Forfeited	(0.1)	11.43	15.54
Expired	(0.9)	20.26	27.55
Balance, December 31, 2018	3.0	10.89	14.81
Granted	0.3	9.91	12.88
Exercised	(2.3)	10.08	13.11
Forfeited	(0.1)	15.77	20.50
Expired	(0.4)	17.45	22.69
Balance, December 31, 2019	0.5	$11.57	$15.04

i. At December 31, 2019, the U.S. dollar weighted average exercise price was calculated using the period end U.S. to Canadian dollar exchange rate of 1.30 (December 31, 2018 - 1.36).

The options granted were valued using the following inputs in the Black-Scholes option pricing model:

			2019		2018
Number of stock options granted in millions			0.3		0.3
Grant price (Cdn$)			$12.88		$12.12
Expected volatility			53%		53%
Risk free interest rate			1.62%		1.88%
Expected dividend yield		$	nil	$	nil
Expected life in years			4.8		3.5
Fair value (weighted average)	Cdn		$5.92		$4.84
	U.S. (i)		$4.48		$3.74

i. The U.S. dollar weighted average Black-Scholes value was calculated using the spot Canadian to U.S. dollar exchange rate on the date of grant.

Share options outstanding and exercisable at December 31, 2019 are:

Options Outstanding					Options Exercisable
Exercise price (Cdn$)	Number of options (millions)	Weighted average exercise price (i)	Weighted average exercise price (Cdn$)	Weighted average remaining contractual life (years)	Number of options (millions)	Weighted average exercise price (i)	Weighted average exercise price (Cdn$)	Weighted average remaining contractual life (years)
$10.01 - $15.00	0.3	$9.74	$12.66	4.13	0.1	$9.66	$12.56	1.84
$15.01 - $20.00	0.1	$12.34	$16.04	1.76	0.2	$12.34	$16.04	1.76
$20.01 - $29.00	0.1	$20.20	$26.26	1.34	0.1	$20.20	$26.26	1.34
	0.5	$11.57	$15.04	3.10	0.4	$12.32	$16.01	1.74

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

i. The U.S. dollar weighted average exercise price was calculated using the period end U.S. to Canadian dollar exchange rate of 1.30.

(b) Share unit plans

Share unit liabilities are:

	December 31 2019	December 31 2018
Deferred share units	$5.1	$3.5
Restricted share units	4.9	-
Performance restricted share units	1.0	-
Total	$11.0	$3.5

The Company's PSU/RSU plan was amended and restated March 18, 2019 and May 2, 2019 and approved by Detour Gold's shareholders on June 5, 2019. RSU and PSU grants in 2019 are under the amended and restated plan.

Changes to the number of share units are:

	DSU (000s)	RSU (000s)	PSU (000s)

Balance, January 1, 2018	292	622	387
Granted	208	792	223
Forfeited	-	(85)	(59)
Performance factor	-	-	(39)
Released	(97)	(1,329)	(512)
Balance, December 31, 2018	403	-	-
Granted	130	557	314
Forfeited	-	(87)	(52)
Released	(268)	(15)	(55)
Balance, December 31, 2019	265	455	207

During the year ended December 31, 2019, share units settled in cash were $4.4 million (year ended December 31, 2018 - $15.2 million).

13. CORPORATE ADMINISTRATION EXPENSES

	Year ended December 31
	2019	2018
Salaries and benefits	$12.2	$11.3
Share-based compensation	9.3	9.2
Corporate administration	10.1	9.0
Kirkland Lake transaction costs	2.5	-
Shareholder activism	-	7.5
Depreciation	0.4	-
Corporate administration expenses	$34.5	$37.0

14. EXPLORATION AND EVALUATION EXPENSES

	Year ended December 31
	2019	2018
Salaries and benefits	$1.3	$1.1
Drilling programs	1.0	2.0
Other exploration costs	1.6	2.6
Exploration and evaluation expenses	$3.9	$5.7

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

15. NET FINANCE COSTS

		Year ended December 31
	Note	2019	2018
Finance income
Interest income		$(3.8)	$(2.3)
		(3.8)	(2.3)
Finance costs
Interest expenses and bank charges		11.2	12.6
Accretion on debt		1.4	1.3
Accretion on decommissioning and restoration provisions	9	0.2	0.2
Foreign exchange (gain) loss		(2.4)	5.2
Unrealized and realized loss on derivative instruments	20	16.1	10.4
Unrealized and realized loss on investments		-	0.1
Credit facility amendment loss		0.2	0.3
		26.7	30.1
Net finance cost		$22.9	$27.8

16. RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, President and Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer are considered key management personnel.

The remuneration of key management personnel, paid or payable, during the years ended December 31 was:

	2019	2018
Salaries and short-term benefits	$4.8	$3.4
Share-based compensation	7.6	5.2
Termination benefits	0.7	2.7
Key management compensation	$13.1	$11.3

Salaries and short-term benefits include salaries and bonuses payable within 12 months of the balance sheet date and other annual employee benefits. Share-based compensation represents the accounting value of any share options and deferred, restricted and performance unit plans, as disclosed in note 12.

17. COMMITMENTS AND CONTINGENCIES

(a) Purchase commitments

As at December 31, 2019, total purchase commitments for capital expenditures for the Detour Lake mine amounted to $22.2 million (December 31, 2018 - $17.5 million).

(b) Detour Lake mine royalty

Production from the Detour Lake mine is subject to a 2% net smelter royalty payable to Franco-Nevada Canada Holdings Corp. ("FN").  FN has the right to elect, on a yearly basis, to have the royalty paid in cash or in-kind.  FN has elected to receive the royalty paid in-kind. For the year ended December 31, 2019, the Company accrued or paid in-kind 11,964 ounces of gold (December 31, 2018 - 12,277 ounces of gold).

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

(c) Mine site closure surety

The Company has issued $72.1 million (Cdn$93.7 million) of surety bonds in favour of the MENDM in support of the Company's obligation under the closure plan of the Detour Lake mine as at December 31, 2019.

In November 2019, in connection with the amendment of the closure plan, the Company's financial assurance obligations in favour of the MENDM increased from $36.5 million (Cdn $48.4 million) to $70.7 million (Cdn $93.7 million). These final assurance obligations have been fully secured by surety bonds. Accordingly, the Company rescinded the initial letter of credit for $21.8 million (Cdn$28.3 million) under the Credit Facility. The Company's financial assurance obligations in favour of the MENDM are expected to further increase in phases that reflect the development of the mine (refer to Note 9).

(d) Claims

In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable. No such provisions have been recorded by the Company.

Prism Resources

In April 2019, Prism Resources Inc. ("Prism") filed a Statement of Claim against the Company in the Ontario Superior Court of Justice seeking: (i) a declaration that Prism is entitled to 7.5% net profit interest on the Company's Aurora (Zone 58N is located on this property) and Sunday Lake properties, and (ii) $7.6 million (Cdn$10.0 million) in damages for interference in their economic interests. Detour Gold believes that Prism's claims are without merit and is vigorously defending the claim. No amounts have been recorded for any potential liability under this matter.

Tax Claims

The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of these events could lead to reassessments. The Company records provisions for such claims when considered material and an outflow of resources is considered probable. No such provisions have been recorded by the Company.

18. CAPITAL RISK MANAGEMENT

The Company manages its capital to ensure it will be able to continue as a going concern by ensuring it has an appropriate amount of liquidity and that it has an appropriate capital structure. Management monitors the amount of cash, drawn and undrawn credit facilities, debt and equity in the capital structure and adjusts the capital structure, as necessary, to support the operation, development and exploration of its projects.

In order to ensure there is adequate liquidity and an appropriate capital structure, the Company may issue new equity, repay debt, issue new debt, draw on existing credit facilities or sell assets.

The Company considers its capital to be debt plus shareholders' equity.

	December 31	December 31
	2019	2018
Long-term debt	$99.7	$248.8
Shareholders' equity	2,076.1	1,962.3
	$2,175.8	$2,211.1

The Company prepares detailed annual budgets and cash flow forecasts for mining, development, exploration and corporate activities that are approved by the Company's Board of Directors. Forecasts are regularly reviewed and updated for changes in circumstances so that appropriate capital allocation, investment and financing decisions are made.

The Company is subject to certain financial covenants under its credit facility, as disclosed in note 8. Management reviews its covenants on an ongoing basis to monitor compliance. As at December 31, 2019, the Company was in compliance with its covenants.

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

19. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including currency risk, interest rate risk, and price risk). The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values related to foreign currency, gold and diesel price risk exposures. The Company does not purchase derivative financial instruments for speculative or leveraged investment purposes.

Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors.  These policies cover specific areas such as price risk for gold sales, foreign currency, diesel, interest rate, and use of derivative financial instruments and investment of excess liquidity. Material risks are monitored and are regularly discussed with the Audit Committee and the Board of Directors.

(a) Credit risk

Credit risk is the risk of financial loss to the Company if a third party to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's sales of gold bullion to third parties and from its financing activities, including deposits with banks and financial institutions, and derivative contracts.  The carrying amount of financial assets represents the maximum credit exposure:

	December 31	December 31
	2019	2018

Cash and cash equivalents	$214.4	$131.9
Derivative assets	1.2	0.8
Receivables and other assets	0.2	2.6
Total Financial Instruments exposure to credit risk	$215.8	$135.3

The aging of receivables and other assets is as follows:

				December 31	December 31
				2019	2018
	0-30 days	31-60 days	Over 61 days	Total	Total

Other receivables	$-	$-	$0.2	$0.2	$2.6
Total other receivables	$-	$-	$0.2	$0.2	$2.6

Included in the tables above is a summary of receivables and other assets balance. This balance excludes sales tax held by the government of Canada as these balances are not considered financial instruments.

Derivatives

The Company is exposed to credit risk related to derivative assets. The credit risk is equal to the carrying value of the asset. The Company manages credit risk related to derivatives by entering into contracts with high credit-quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties. As at December 31, 2019, the Company has entered into derivative contracts with chartered Canadian and Australian banks (note 20).

Metal sales

The Company sells its gold to chartered Canadian and Australian banks and Canadian refineries. The Company has not had any defaults from its counterparties. The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous world-wide commodity markets. At December 31, 2019, the Company had no receivables related to its metal sales.

Cash and cash equivalents

Credit risk associated with cash and cash equivalent is managed in accordance with the Company's policy approved by the Board of Directors. These balances are held with a chartered Canadian bank. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of counterparties.

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

Receivables and other assets

Receivables and other assets consist primarily of Canada tax and other refunds from the Provincial and Federal government. At December 31, 2019, all amounts are in good standing.  Management believes that the credit risk concentration with respect to these receivables is low.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company's liquidity and operating results may be adversely affected if the Company's access to the capital market is hindered, whether as a result of a downturn in capital market conditions generally or as a result of conditions specific to the Company.

The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.  Cash flow forecasting is performed regularly. The Company monitors forecasts of the Company's liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient liquidity on its undrawn credit facility.

Forecasting takes into consideration the Company's debt financing, covenant compliance and internal liquidity targets. The Company mitigates liquidity risk associated with its derivative instruments by spreading out the maturity of its derivatives over time.

The following table details the Company's expected remaining contractual cash flow requirements for its financial liabilities based on repayment or maturity periods. The amounts presented are based on the contractual undiscounted cash flows, these balances may not agree with the carrying amounts on the statements of financial position.

				December 31	December 31
	Less than	1 to 3	3 to 5	2019	2018
	1 year	years	years	Total	Total
Trade and other payables	54.5	-	-	54.5	$52.0
Derivative liabilities	17.1	-	-	17.1	9.4
Long-term debt	-	-	100.0	100.0	250.0
Interest on long-term debt	5.5	11.0	4.0	20.5	30.6
Total debt commitments	$77.1	$11.0	$104.0	$192.1	$342.0

(c) Market risk

Market risk is the risk that changes in market price, such as interest rates, foreign exchange rates and commodity and share prices which will affect the Company's cash flows or value of its financial instruments.

A sensitivity analysis that shows the effects of hypothetical changes of relevant market risk variables on the Company's earnings (loss) and shareholders' equity is disclosed for each market risk noted below. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the financial position reporting date.  Based on management's knowledge and experience of the financial markets, the assumptions made below with regard to market rate movements are reasonable for the years ended December 31, 2019 and 2018.  The sensitivity analysis shown in the following notes may differ materially from actual results.

Currency risk

The functional and reporting currency of the Company is the U.S. dollar. A significant portion of the Company's mine operating costs, capital expenditures, exploration and corporate administration costs are denominated in Canadian dollars. Consequently, fluctuations in the U.S. dollar exchange rate against the Canadian dollar increase the volatility of cost of sales, corporate administration and exploration costs and overall net earnings (loss), when translated into U.S. dollars.

The Company uses foreign currency forward and option contracts to fix the exchange rates on a portion of expected future Canadian denominated currency cash outflows.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in Canadian dollars.

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

Their amounts in Canadian dollars are:

	December 31	December 31
	2019	2018
Cash and cash equivalents	$41.2	$57.3
Receivables and other assets	13.5	23.6
Trade and other payables	(112.3)	(65.9)
Net exposure to currency risk	$(57.6)	$15.0

Effect on net earnings (loss)

The Company is exposed to currency risk through exchange rate movements in Canadian dollars and foreign exchange collars relating to the portion of the future operating expenses incurred in Canadian dollars.  With all other variables held constant, 10% increase or decrease of the U.S. dollar against the Canadian dollar would have affected the Company's net earnings (loss) and comprehensive earnings (loss) by the amounts shown below:

	December 31	December 31
Change in Fair Value	2019	2018
Gold contracts	+$12.2/- $26.4	+/- $0.8
Currency contracts	+$8.2/-$3.9	+$18.6/-$23.8
Diesel contracts	+/-$0.9	+/-$1.3

Interest rate risk

Interest rate risk is the risk that the fair value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. The Company has not entered into any derivative contracts to manage interest rate risk.

The Company's interest rate risk related to interest-bearing obligations is as follows:

Credit Facility

The Credit Facility interest is variable and a 10% increase or decrease in the interest rates would impact the Company's net earnings (loss) and comprehensive earnings (loss) by the amounts shown below:

	December 31	December 31
	2019	2018
Credit facility interest	+/-$1.1	+/-$1.3

Share price risk

The Company is exposed to share price risk through valuation of its share-based units (DSUs, RSUs, and PSUs).  With all variables held constant, 10% increase or decrease in price of the Company's share would have affected the earnings (loss) and comprehensive earnings (loss) for the year ended December 31, by the amounts shown below:

	December 31	December 31
	2019	2018
Share based units	+/-$1.1	+/-$0.4

(d) Categories of financial instruments and fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an arm's length transaction between market participants at the measurement date. When appropriate, the Company adjusts the valuation models to incorporate a measure of credit risk.

The carrying values of cash and cash equivalents, receivables and other assets, and trade and other payables approximate their fair values due to the short-term maturity of these financial instruments.

Cash settled share units represents DSUs, RSUs and PSUs. These liabilities are included in Trade and other payables on the statements of financial position.

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

The fair value of derivative assets and liabilities are based on independently provided inputs and determined using standard valuation techniques. The following table does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

There were no transfers among levels during the year ended December 31, 2019 and 2018.  The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (level 3).

	Carrying value			Fair value
	Fair value through profit or loss	Amortized cost	Fair value through OCI	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
December 31, 2019
Financial assets
Cash and cash equivalents	$-	$214.4	$-	$-	$-
Receivables and other assets	-	0.2	-	-	-
Derivative assets	1.2	-	-	-	1.2
Total financial assets	$1.2	$214.6	$-	$-	$1.2
Financial liabilities
Trade and other payables	$-	$87.8	$-	$-	$-
Cash settled share units	11.0	-	-	-	11.0
Long-term debt	-	99.7	-	-	100.0
Derivative liabilities	17.1	-	-	-	17.1
Total financial liabilities	$28.1	$187.5	$-	$-	$128.1

	Carrying value			Fair value
	Fair value through profit or loss	Amortized cost	Fair value through OCI	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
December 31, 2018
Financial assets
Cash and cash equivalents	$-	$131.9	$-	$-	$-
Receivables and other assets	-	2.6	-	-	-
Derivative assets	0.8	-	-	-	0.8
Total financial assets	$0.8	$134.5	$-	$-	$0.8
Financial liabilities
Trade and other payables	$-	$50.8	$-	$-	$-
Cash settled share units	3.5	-	-	-	3.5
Long-term debt	-	248.8	-	-	250.0
Derivative liabilities	9.4	-	-	-	9.4
Total financial liabilities	$12.9	$299.6	$-	$-	$262.9

20. DERIVATIVE INSTRUMENTS

Fair values of derivative instruments

	Balance sheet classification	December 31 2019	December 31 2018

Gold contracts	Derivative liabilities	$(17.1)	$-
Currency contracts	Derivative assets	$0.7	$0.8
Currency contracts	Derivative liabilities	$-	$(6.7)
Diesel contracts	Derivative assets	$0.5	$-
Diesel contracts	Derivative liabilities	$-	$(2.7)

Total derivative assets		$1.2	$0.8
Total derivative liabilities		$(17.1)	$(9.4)

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

All derivatives outstanding as at December 31, 2019 and December 31, 2018 mature or expire within one year from the period end date.

As at December 31, 2019, the Company had $80.0 million of zero-cost European foreign exchange collars to hedge its Canadian dollar denominated costs whereby it can sell U.S. dollars at an average rate of 1.30 and can participate up to an average rate of 1.37.

As at December 31, 2019, the Company had 276,000 ounces of gold collars outstanding. This includes 150,000 ounces of US dollar denominated gold collars that protect an average gold price of $1,285 per ounce and allow participation up to an average gold price of $1,476 per ounce. The remaining 126,000 ounces of Canadian dollar denominated gold collars protect an average gold price of Cdn$1,752 per ounce and allow participation up to an average gold price of Cdn$2,010 per ounce.

As at December 31, 2019, the Company had a total of 17.6 million litres of heating oil SWAP contracts at an implied average dyed diesel price of Cdn$0.64 per litre to hedge against dyed diesel exposure. The SWAP contracts mature monthly. The SWAP contracts settle net in cash.

(Gain) loss on derivative instruments

	Year ended December 31
	2019	2018
Changes in unrealized (gain) loss
Gold contracts	$17.1	$-
Currency contracts	(6.5)	7.6
Diesel contracts	(3.3)	2.7
Total	$7.3	$10.3

Realized (gain) loss
Gold contracts	$8.4	$-
Currency contracts	(0.1)	0.1
Diesel contracts	0.5	-
Total	$8.8	$0.1

Total unrealized and realized (gain) loss on derivative instruments	$16.1	$10.4

21. CURRENT AND DEFERRED TAXES

	Year ended December 31
	2019	2018
Current tax expense	$-	$-

Deferred tax expense
Ontario mining tax	12.1	15.6
Income tax	21.3	60.2
Total current and deferred tax expense	$33.4	$75.8

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

Reconciliation of effective tax rate

Income tax differs from the amount that would have been computed by applying the combined Canadian federal and provincial statutory rate of 25.00% (2018 - 25%) to earnings before income taxes. The reasons for the differences are a result of the following:

	Year ended December 31
	2019	2018
Net earnings before tax	$123.6	$74.8
Tax expense calculated at combined Canadian federal and provincial statutory tax rates	30.9	18.7
Tax effects of:
(Non-taxable)/non-deductible items	(0.2)	4.0
Change in unrecognized deferred tax assets	11.2	2.7
Foreign exchange	(19.6)	34.7
Deferred Ontario mining tax expense	12.1	15.6
ITC utilization and true-ups	(1.0)	0.1
Total current and deferred tax expense	$33.4	$75.8

Deferred tax

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.  The significant components of the Company's deferred income tax assets and liabilities are as follows:

	December 31	December 31
	2019	2018
Accrued expenses and other	$6.7	$3.0
Non-current lease obligations	4.2	-
Decommissioning and reclamation provision	16.6	7.8
Non-capital losses	47.7	45.5
Other deductible temporary differences	0.5	0.7
Deferred tax asset on mining tax liability	23.5	19.5
Federal and provincial tax credits	19.6	18.7
Total deferred tax assets	$118.8	$95.2

	December 31	December 31
	2019	2018
Property, plant and equipment	$124.3	$52.8
Inventories	3.1	3.8
Deferred charges	-	8.2
Prepaid expenses and deposits	5.0	-
Long term liabilities	0.1	0.3
Foreign exchange on non-monetary assets and liabilities	82.9	109.7
Ontario mining tax	94.0	77.8
Other	4.9	4.7
Total deferred tax liabilities	$314.3	$257.3
Total net deferred tax liabilities	$195.5	$162.1

Movements in net deferred tax liabilities

	December 31	December 31
	2019	2018
Balance at the beginning of the year	$162.1	$86.3
Deferred income tax expense recognized in profit / loss	21.3	60.2
Deferred mining tax expense recognized in profit / loss	12.1	15.6
Balance at the end of the year	$195.5	$162.1

DETOUR GOLD CORPORATION Notes to Financial Statements December 31, 2019 and 2018 (Expressed in millions of U.S. dollars, except per share amounts)

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31	December 31
	2019	2018
Capital losses	$68.4	$69.4

Deferred tax assets have not been recognized in respect of these items because the Company has determined that it is not probable that the tax benefit associated with capital losses will be realized.

Income tax attributes

The Company's income tax attributes expire as follows:

	Year	Amount
Net capital losses	Indefinite	$68.4
Tax basis of property, plant and equipment	Indefinite	1,279.9
Share issuance costs and other	Indefinite	1.9
Non-capital operating losses	2026+	191.0
Federal and provincial tax credits	2030+	19.6
Total income tax attributes		$1,560.8

Net capital losses expired on acquisition of control by Kirkland Lake Gold on January 31, 2020, as discussed below.

22. SUBSEQUENT EVENT

On November 25, 2019, Kirkland Lake Gold and Detour Gold Corporation announced that they entered into a definitive agreement whereby Kirkland Lake Gold would acquire all of the issued and outstanding securities of Detour Gold pursuant to a plan of arrangement. On January 28, 2020, shareholders of both companies voted in favour of this agreement. On January 31, 2020, Detour Gold Corporation became a wholly-owned subsidiary of Kirkland Lake Gold.

Schedule "B"

KIRKLAND LAKE GOLD LTD.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2019

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE NOTED)

KIRKLAND LAKE GOLD LTD.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

(in USD thousands)	Kirkland Lake Gold Ltd.	Detour Gold Corporation	Pro Forma Adjustments	Notes	Pro Forma Consolidated

Revenue	$1,379,988	$842,300	-		$2,222,288
Production costs	-281,034	-452,800	-15,768	5a	(749,602)
Royalty expense	(36,432)	(2,400)	-		(38,832)
Depletion and depreciation	(168,921)	(180,300)	(64,547)	5b, 5g	(413,768)
Earnings from mine operations	893,601	206,800	(80,315)		1,020,086

General and administrative	(45,365)	(34,500)	2,500	5c	(77,365)
Transaction costs	(1,236)	-	1,236	5c	-
Exploration	(33,469)	(3,900)	-		(37,369)
Care and maintenance	(1,191)	-	-		(1,191)
Impairment of non-current assets	-	(20,300)	-		(20,300)
Earnings from operations	812,340	148,100	(76,579)		883,861
Other income (loss), net	(18,817)	(1,600)	-		(20,417)
Finance income	6,941	-	-		6,941
Finance costs	(2,282)	(22,900)	-		(25,182)
Earnings before income taxes	798,182	123,600	(76,579)		845,203
Current income tax expense					-
Deferred tax (expense) recovery	(238,102)	(33,400)	24,046	5b	(247,456)
Net earnings	560,080	90,200	(52,533)		597,747

Other Comprehensive Income
Items that have been or may be subsequently reclassified to net earnings:
Exchange differences on translation to foreign operations	43,139	-	-		43,139
Items that will not be subsequently reclassified to net earnings:
Changes in fair value of investments in equity securities, net of tax	59,343	-	-		59,343
Total other comprehensive income	102,482	-	-		102,482
Comprehensive income	$662,562	$90,200	$(52,533)		$700,229

Earnings per share data (in USD)
Net income
Basic	$2.67	$0.51			$2.08
Diluted	$2.65	$0.51			$2.07
Weighted average shares outstanding:
Basic	210,142	176,600	77,217	5j	287,359
Diluted	211,645	176,700	77,217	5j	288,862

See accompanying notes to these pro forma consolidated financial statements.

KIRKLAND LAKE GOLD LTD.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31, 2019

(in USD thousands)
	Kirkland Lake Gold Ltd.	Detour Gold Corporation	Pro Forma Adjustments	Notes	Pro Forma Consolidated
ASSETS
Current Assets
Cash and equivalents	$707,206	$214,400	$(90,230)	5d	$831,376
Accounts receivable	16,678	10,400	-		27,078
Inventories	47,686	91,900	15,768	5e	155,354
Other current assets	23,060	21,000	-		44,060
Total current assets	794,630	337,700	(74,462)		1,057,868

Non-current assets
Other long-term assets	255,329	17,700	-		273,029
Mining interests and plant and equipment	1,496,926	2,264,100	1,545,111	5f	5,306,137
Intangibles	-	-	101,286	5g	101,286
Deferred tax assets	10,732	-	9,526	5d	20,258
Total assets	$2,557,617	$2,619,500	$1,581,461		$6,758,578

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$151,760	$98,800	$(14,736)	5h	$235,824
Share based liabilities	36,783	-	-		36,783
Lease obligations	10,176	2,500	-		12,676
Provisions	29,776	-	-		29,776
Other current liabilities	-	17,100	-		17,100
Income taxes payable	188,450	-	-		188,450
	416,945	118,400	(14,736)		520,609

Non-current liabilities
Debt	-	99,700	-		99,700
Share based liabilities	18,474	-			18,474
Lease obligations	5,140	13,800	-		18,940
Provisions	43,987	116,000	-		159,987
Deferred tax liabilities	256,317	195,500	563,038	5i, 5d	1,014,855
Total liabilities	$740,863	$543,400	$548,302		$1,832,565

SHAREHOLDERS' EQUITY
Share capital	886,309	2,347,800	783,651	5j, 6	4,017,760
Reserves	28,843	81,000	(78,007)	5k	31,836
Accumulated other comprehensive income	14,571	-			14,571
Retained earnings (deficit)	887,031	(352,700)	327,515	5k, 5l	861,846
Total shareholders' equity	$1,816,754	$2,076,100	$1,033,159		$4,926,013
Total liabilities and equity	$2,557,617	$2,619,500	$1,581,461		$6,758,578

See accompanying notes to these pro forma consolidated financial statements.

NOTES TO THE UNAUDITED PROFORMA FINANCIAL STATEMENTS

EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT PER SHARE AMOUNTS

1. DESCRIPTION OF THE TRANSACTION

These unaudited pro forma consolidated financial statements have been prepared for the purposes of inclusion in the business acquisition report (the "BAR") for the acquisition of Detour Gold Corporation ("Detour") by Kirkland Lake Gold Ltd. (Kirkland Lake" or the "Company") which was completed on January 31, 2020.  An information circular dated December 20, 2019 was filed in connection with the Arrangement Agreement (the "Agreement") dated November 24, 2019 whereby Kirkland Lake agreed to acquire all of the issued and outstanding common shares of Detour (the "Detour Shares") pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act (the "Transaction").

Under the terms of the Transaction, the shareholders of Detour Shares (the "Detour Shareholders") received 0.4343 of a Kirkland Lake common share (each whole share, a "Kirkland Lake Share") for every 1 Detour Share (the "Exchange Ratio"). These pro forma statements use the opening price of the Kirkland Lake Shares on the Toronto Stock Exchange on January 31, 2020, being CAD$53.60 per share ($40.55 USD per share), to calculate the consideration paid to Detour Shareholders.  In addition, replacement options were awarded to Detour option holders with a fair value of $2,993.

2. BASIS OF PREPARATION

The unaudited pro forma consolidated statements of operations and comprehensive income for the year ended December 31, 2019 gives effect to the Transaction as if it had closed on January 1, 2019.

The pro forma consolidated financial statements have been prepared by management of Kirkland Lake to give effect to the Transaction described in note 1 and have been compiled from and include:

a) An unaudited pro forma consolidated statement of financial position as at December 31, 2019 combining the audited consolidated statement of financial position of Kirkland Lake as at December 31, 2019 with the audited consolidated statement of financial position of Detour as at December 31, 2019;

b) An unaudited pro forma consolidated statement of operations and comprehensive income for the year ended December 31, 2019 has been created by combining the audited consolidated results of the statement of operations and comprehensive income of Kirkland Lake for the year ended December 31, 2019 with the audited consolidated statement of comprehensive earnings of Detour for the year ended December 31, 2019;

The unaudited pro forma consolidated financial statements should be read in conjunction with the description of the Transaction in the Information Circulars and with the historical financial statements and notes included or incorporated by reference therein. The aforementioned Information Circular documents are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and in the case of Kirkland Lake, the United States Securities and Exchange Commission's website at www.sec.com. The historical financial statements and notes of Kirkland Lake incorporated by reference therein can also be found on SEDAR or on the Company's website.

Certain reclassifications have been made to the historical consolidated financial statements of Detour in the preparation of the unaudited pro forma consolidated financial statements to conform to the financial statement presentation classifications adopted by Kirkland Lake.

The historical consolidated financial statements have been adjusted to give pro forma effect to events that are (1) directly attributable to the Transaction, (2) factually supportable and estimable, and (3) with respect to the pro forma statement of operations and comprehensive income, expected to have a continuing impact on the consolidated results.

The Transaction is considered to be a business combination under IFRS 3 Business combinations ("IFRS 3"). The acquisition method of accounting was used to prepare these unaudited pro forma consolidated financial statements with Kirkland Lake identified as the acquirer. This method utilizes fair value estimates and assumptions for the allocation of the purchase price to the identifiable assets and liabilities of Detour. These estimates may be materially different than the actual purchase price allocation amounts reported subsequent to the Transaction taking place.

In the opinion of Kirkland Lake's management, all adjustments considered necessary for a fair presentation have been included. The pro forma information is not necessarily indicative of what the combined Company's financial position or financial performance actually would have been had the Transaction been completed as of the dates indicated and does not purport to project the future financial position or operating results of the Company. Similarly, these unaudited pro forma condensed consolidated financial statements do not reflect costs or savings that may result from the Transaction and no amounts for the estimated costs to be incurred to achieve savings or other benefits of the Transaction.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of Kirkland Lake as at and for the year ended December 31, 2019, prepared in accordance with IFRS, with the exception of the accounting for capitalized stripping costs. There is no impact on the pro forma consolidated financial statement to conform Detour's accounting policy to the Company.

4. PURCHASE PRICE OF THE ACQUISITION

In accordance with the principles of IFRS 3, the Company has determined the purchase price of $3,134 million (C$4,143 million) to acquire the assets and liabilities of Detour. The purchase price is based on the 77,217,130 Kirkland Lake Shares issued in connection with the Transaction, being the product of the 177,796,753 Detour Shares issued and outstanding as at January 31, 2020 and the Exchange ratio of 0.4343 of a Kirkland Lake Share per Detour Share, along with 437,869 Detour Shares (190,069 Kirkland Lake Shares applying the Exchange Ratio), representing replacement options issued to Detour option holders that did not exercise their options prior to the closing of the Transaction as set out under the terms of the Agreement. The Kirkland Lake Shares issued were valued at the opening share price on the Toronto Stock Exchange on January 31, 2020 of CAD$53.60 per share ($40.55 USD per share).

The following table illustrates the pro forma preliminary allocation of the purchase price for Kirkland Lake to the acquired identifiable assets and liabilities assumed based upon the estimated fair values and assumes the Transaction closed on December 31, 2019:

Preliminary PPA Calculation

Cash and cash equivalents	$160,117
Accounts receivable	10,400
Inventories	107,668
Other current assets	21,000
Mining interests and plant and equipment	3,809,211
Intangibles	101,286
Other long-term assets	17,700
Total identifiable assets	4,227,382

Accounts payable and accrued liabilities	(85,300)
Other current liabilities	(19,600)
Debt	(99,700)
Provisions and other non-current liabilities	(129,800)
Deferred tax liabilities	(758,538)
Total identifiable liabilities assumed	(1,092,938)
Total net identifiable assets aquired	$3,134,444

Management has not yet completed the estimated fair value of all identifiable assets and liabilities acquired, or the complete impact of applying purchase accounting on the consolidated statements of income and comprehensive income. The final fair values and allocation of the purchase will be determined for accounting purposes as of the date of the closing of the Transaction in accordance with IFRS 3 and will be completed within a year.  The final allocation will differ from the pro forma preliminary estimates above.

5. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated statement of operations and comprehensive income for the year ended December 31, 2019 include the following assumptions and adjustments:

a) An adjustment to reflect the effect of the preliminary estimate of fair value increment related to short-term metals inventory of $15,768. The adjustment assumes that all short-term metals inventory will be processed and sold in less than one year and thus, the full impact of the adjustment is reflected in the pro forma consolidated statement of operations and comprehensive income for the year ended December 31, 2019.  The fair value of short-term metals inventory was estimated using a U.S. dollar gold price of $1,500 and expected future production costs to complete the metals inventory.

b) An increase in depreciation and depletion of approximately $64,547 to reflect the depletion and depreciation of preliminary estimates of fair value increments related to assets subject to depletion and depreciation identified in the preliminary purchase price allocation and the corresponding deferred tax recovery of approximately $24,046 arising from this pro forma adjustment, including the tax impact of the adjustment noted in 5(a) and 5(c).

c) An adjustment to remove the effect of transaction costs expensed in the audited statement of operations and comprehensive income for the year ended December 31, 2019 of Kirkland Lake and Detour of $1,236 and $2,500, respectively. These expense amounts have not been reflected in the pro forma consolidated statement of operations and comprehensive income for the year ended December 31, 2019 as they are expenses directly related to the Transaction and are assumed to have occurred immediately before the period presented. Both amounts were recorded as a decrease to cash, with the Kirkland Lake transaction costs also reflected as a decrease in retained earnings in the pro forma consolidated statement of financial position.

The pro forma consolidated statement of financial position as of December 31, 2019 includes the following assumptions and adjustments:

d)  A net decrease in cash and cash equivalents of approximately $90,230 reflecting payments of $21,590 related to existing restricted share units ("RSUs") and performance share units ("PSUs") of Detour that were fully vested and paid out to employees upon closing, as well as existing deferred share units ("DSUs") of  Detour that were redeemed in connection with the Transaction, $10,613 of change in control payments that were paid to certain Detour employees, and transaction costs associated with the Transaction of $58,026. A corresponding tax benefit of $9,526 associated with the Kirkland Lake transaction costs is reflected as an increase in deferred tax assets, with a tax benefit of $13,571 arising from the Detour costs reflected as a reduction in deferred tax liabilities.

These expense amounts have not been reflected in the pro forma consolidated statement of operations and comprehensive income for the year ended December 31, 2019 as they are expenses directly related to the Transaction, are not expected to re-occur and are assumed to have occurred immediately before the periods presented. The amounts were recorded as a decrease to cash acquired and retained earnings in the pro forma consolidated statement of financial position.

e) An increase in short-term inventories of approximately $15,768 reflecting the estimated fair value of short-term metals inventory using a $1,500 per ounce U.S dollar gold price.

f) An increase in mining interest and property and equipment of approximately $1,545,111 reflecting the preliminary estimate of the fair value increment to the acquired mineral properties and property and equipment as at December 31, 2019.

g) The recognition of a $101,286 depreciable intangible asset reflecting the benefit associated with an electricity contract that will continue until 2024 under which the Company is paying below market rates for electricity, with the corresponding depreciation associated with this intangible asset reflected in the adjustment noted in note 5 (b).

h) A decrease in stock-based compensation liabilities of $11,000 reflecting the de-recognition of Detour's liability for RSUs, PSUs, and DSUs upon cash settlement of the awards and a decrease of $3,736 in accrued transaction costs as these costs are assumed to have been paid on closing as noted in 5(d).

i) A net increase in deferred tax liabilities of approximately $563,038 arising from the fair value increase in the acquired assets and liabilities, the deferred tax benefit arising from the adjustments noted in note 5(d).

j) A net increase in share capital reflecting the elimination of the carrying amount of Detour's historical share capital of $2,347,800, reflecting 177,796,753 Detour Shares issued and outstanding as at December 31, 2019, and the issuance of approximately 77,217,130 Kirkland Lake Shares to Detour Shareholders at a value of $40.55 (CAD $53.60) per Detour Share in connection with the acquisition of 100% of the issued and outstanding Detour Shares as presented in note 4.

k) An increase in shareholders' equity reflecting the elimination of Detour's historical deficit and reserve equity accounts. The adjustment to the reserve equity account also reflects 190,069 replacement stock options with a fair value of $2,993 that were issued to Detour option holders in connection with the Transaction.

l) A net increase in retained earnings reflecting the elimination of Detour's historical deficit account, partially offset by the transaction costs, net of tax, incurred by Kirkland Lake in relation to the Transaction.

6. PRO FORMA SHARE CAPITAL

in thousands	As at December 31, 2019
	Shares outstanding	Fair value
Kirkland Lake common shares outstanding	210,142	$886,309
Kirkland Lake Shares issued under the Transaction	77,217	3,131,451
Pro forma share capital	287,359	$4,017,760

7. PRO FORMA EARNINGS PER SHARE

For the year ended December 31, 2019:

in thousands
Kirkland Lake weighted average number of common shares outstanding - basic	210,142
Kirkland Lake weighted average number of common shares outstanding - diluted	211,645
Kirkland Lake Shares to be issued under the Transaction	77,217
Pro forma weighted average common shares outstanding - basic	287,359
Pro forma weighted average common shares outstanding - diluted	288,862
Pro forma earnings attributable to common shareholders - basic	$597,747
Pro forma earnings attributable to common shareholders - diluted	$599,197
Pro forma earnings per share - basic	$2.08
Pro forma earnings per share - diluted	$2.07